[Skadden, Arps, Slate, Meagher & Flom LLP's Letterhead]

By EDGAR and Facsimile
December 20, 2006

Julia E. Griffith, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

  Re:
  Reliant Energy, Inc.
  Amendment No. 3 to Schedule TO-I/A
  SEC File No. 005-78063

Dear Ms. Griffith:

        On behalf of Reliant Energy, Inc. (the "Company"), enclosed is a copy of Amendment No. 3 to the Schedule TO-I/A (No. 005-78063), relating to the Company's offer (the "Offer") to pay a cash premium for each of its 5.00% Convertible Senior Subordinated Notes due 2010 that is validly tendered in exchange for shares of its common stock, par value $.001 per share, as filed with the Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from Amendment No. 2 to the Schedule TO filed with the Commission on December 18, 2006.

        The changes reflected in the Schedule TO have been made in response to the oral comments (the "Oral Comments") of the staff of the Commission (the "Staff") provided via a telephone call between you and Richard Aftanas that occurred on December 20, 2006, at approximately 12:00 P.M. New York City time (the "Comments Call"). Set forth below in this letter is the Company's response to the Comments raised in the Comments Call.

1.
Response:    In response to the Staff's Oral Comments, the Company has revised the Offering Circular filed as Exhibit 99(a)(1)(i) to the Schedule TO ("Offering Circular") to clarify that the satisfaction or waiver of a condition to the Offer must occur prior to the Expiration Date.

  Set forth below for the convenience of the Staff are the specific changes made to the Offering Circular in response to the Staff's Oral Comments.

  A.
  The second sentence under "Conditions to the Offer" of the section entitled "SUMMARY OF THE OFFER" on page 3 of the Offering Circular was amended by revising the following sentence:

      "The Offer is, however, subject to certain other conditions that must be satisfied, including the Price Conditions, by the Expiration Date or waived by us and we reserve the right to terminate the Offer and not accept any Notes validly tendered in exchange pursuant to the Offer, if any of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" are not satisfied."

    The sentence now reads:

      "The Offer is, however, subject to certain other conditions that must be satisfied, including the Price Conditions, or waived by us by the Expiration Date and we reserve the right to terminate the Offer and not accept any Notes validly tendered in exchange pursuant to the Offer, if any of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" are not satisfied."

  B.
  The answer to the question entitled "Does the Company have the current authority to issue the common stock?" on page 6 of the Offering Circular under the section entitled "QUESTIONS AND ANSWERS ABOUT THE OFFER" was amended by revising the following sentence:

      "Provided that the conditions described under the section of this Offering Circular entitled "The Offer—Conditions to the Offer" have been satisfied by the Expiration Date or waived by us, and unless the Offer has been terminated by us because at least one of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" was not satisfied, we intend to issue shares of our common stock for validly tendered and not validly withdrawn Notes promptly following the expiration of the Offer."

    The sentence now reads:

      "Provided that the conditions described under the section of this Offering Circular entitled "The Offer—Conditions to the Offer" have been satisfied or waived by us by the Expiration Date, and unless the Offer has been terminated by us because at least one of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" was not satisfied, we intend to issue shares of our common stock for validly tendered and not validly withdrawn Notes promptly following the expiration of the Offer."

  C.
  The answer to the question entitled "How will the Company pay the Additional Exchange Consideration, which includes accrued and unpaid interest?" on page 7 of the Offering Circular under the section entitled "QUESTIONS AND ANSWERS ABOUT THE OFFER" was amended by revising the following sentence:

      "Provided that the conditions described under the section of this Offering Circular entitled "The Offer—Conditions to the Offer" have been satisfied by the Expiration Date or waived by us, and unless the Offer has been terminated by us because at least one of the conditions described in the section of this Offering Circular entitled "The Offer—Conditions to Offer" was not satisfied, we expect to pay the Additional Exchange Consideration, which includes accrued and unpaid interest, on validly tendered Notes on the second business day after the Expiration Date."

    The sentence now reads:

      "Provided that the conditions described under the section of this Offering Circular entitled "The Offer—Conditions to the Offer" have been satisfied or waived by us by the Expiration Date, and unless the Offer has been terminated by us because at least one of the conditions described in the section of this Offering Circular entitled "The Offer—Conditions to Offer" was not satisfied, we expect to pay the Additional Exchange Consideration, which includes accrued and unpaid interest, on validly tendered Notes on the second business day after the Expiration Date."

  D.
  The answer to the question entitled "Are there any material conditions to the Offer?" on page 7 of the Offering Circular under the section entitled "QUESTIONS AND ANSWERS ABOUT THE OFFER" was amended by revising the following sentence:

      "If any of these conditions are not satisfied by the Expiration Date or waived by us, we will not be obligated to complete the Offer and pay the Additional Exchange Consideration for any validly tendered Notes."

    The sentence now reads:

      "If any of these conditions are not satisfied or waived by us by the Expiration Date, we will not be obligated to complete the Offer and pay the Additional Exchange Consideration for any validly tendered Notes."

  E.
  The second sentence of the third paragraph under "Terms of the Offer" under the section entitled "THE OFFER" on page 19 of the Offering Circular was amended by revising the following sentence:

      "In addition, we reserve the right, in our reasonable discretion, to waive any condition to the Offer and accept any Notes tendered for exchange and payment."

    The sentence now reads:

      "In addition, we reserve the right, in our reasonable discretion, to waive any condition to the Offer prior to the Expiration Date and accept any Notes tendered for exchange and payment."

  F.
  The introduction to the bullet points under "Expiration Dates; Extensions; Waiver; Termination; Amendment" under the section entitled "THE OFFER" on page 20 of the Offering Circular was amended by revising the following introduction:

      "We reserve the right, in our reasonable discretion:"

    The introduction now reads:

      "We reserve the right prior to the Expiration Date, in our reasonable discretion:"

  G.
  The first sentence of the first paragraph under "Acceptance of Notes for Exchange and Payment; Delivery of Common Stock" under the section entitled "THE OFFER" on page 23 of the Offering Circular was amended by revising the following sentence:

      "Promptly after the Expiration Date, upon satisfaction or waiver of all the conditions to the Offer, if we have not terminated the Offer, we will accept any and all Notes that are validly tendered for exchange and not validly withdrawn prior to 12:00 midnight, New York City time, on the Expiration Date."

    The sentence now reads:

      "Promptly after the Expiration Date, if all the conditions to the Offer have been satisfied or waived prior to the Expiration Date and if we have not terminated the Offer, we will accept any and all Notes that are validly tendered for exchange and not validly withdrawn prior to 12:00 midnight, New York City time, on the Expiration Date."

  H.
  The sentence appearing at the end of "Conditions to the Offer" under the section entitled "THE OFFER" on page 24 of the Offering Circular was amended by revising the following sentience:

      "If any of these conditions are not satisfied or waived by us, we will not be obligated to accept for exchange and payment any Notes validly tendered for exchange and payment pursuant to the Offer."

    The sentence now reads:

      "If any of these conditions are not satisfied or waived by us prior to the Expiration Date, we will not be obligated to accept for exchange and payment any Notes validly tendered for exchange and payment pursuant to the Offer."

        Please feel free to contact the undersigned at (212) 735-4112 or Franklyn Duporte at (202) 371-7969 with any questions or comments you may have.

Respectfully submitted,
/s/ Richard B. Aftanas
Richard B. Aftanas

Enclosures

cc:
Michael L. Jines
Senior Vice President, General Counsel
and Corporate Secretary
Reliant Energy, Inc.
1000 Main Street
Houston, TX 77002